Mail Stop 3561

August 4, 2009

David C. Wajsgras
Senior Vice President and Chief Financial Officer
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451

Re: Raytheon Company
File No. 001-13699
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. Wajsgras:

We have reviewed your response letter dated July 16, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item 7. Managements Discussion and Analysis page 31

Consolidated Results of Operations page 41

1. We note your response to our prior comment 1. We acknowledge that your proposed expanded disclosure provides additional information regarding how management views your segments' operating results and provides a context for the discussion and, as such, we believe this disclosure should be added to your future filings. However, we still believe further disclosure is needed. We understand that in any given period your segments are performing on many long term contracts and that changes in revenue and operating income are related to normal production /service activity and, further, that for

any individual contract the changes may not be material. However, in the aggregate, changes in revenue and operating income are material. As such, we believe that a discussion and analysis of the underlying reasons for the changes in volume and program performance is needed. As such, we reissue our prior comment. In future filings, please revise to discuss and analyze the underlying reasons for the changes in volume and program performance. Additionally, please disclose in future filings the amount of revenue that relates to changes in volume, cumulative catch up adjustments, and incentive and award fees, to the extent material to results of operations. Please provide us with a copy of your intended revised disclosure.

2. We note your response to our prior comment 2. However, it does not appear that you have responded to the first sentence of that comment. Therefore, in future filings please quantify, discuss and analyze the changes in costs of sales both in the aggregate and for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of gross margin and operating margin, respectively. With respect to our previous request that you address the significant components of cost of sales in your revised disclosure, you essentially state in your response that addressing the material components of costs of sales would not enhance a reader's understanding of your results because you have many contracts, because changes in costs drive changes in revenues, and because measurement of revenue is not dependent on the type of cost incurred. We cannot concur that more information about material components of costs would not enhance an understanding of your results. Further, we are not clear why a large number of contracts or the recoverability of incurred costs alleviates your obligation to discuss and analyze changes in costs of sales. Additionally, while we acknowledge that changes in costs may mainly be due to production/service activity on contracts, there still may be other drivers, such as changes in the general price levels of materials or rates for labor. As such, in future filings please revise to address the significant components of costs of sales, such as labor, materials, or any other components to the extent material. Please provide us with a copy of your intended revised disclosure.

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief